UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 033-44028-91

Wachovia Bank, National Association as Representative
of TMS Mortgage Inc., The Money Store/D.C. Inc., The Money Store/Kentucky Inc., The Money Store Home Equity Corp., and The
Money Store/Minnesota Inc.

(Exact name of registrant as specified in its charter)

301 South College Street, Suite E Charlotte, NC 28288-5578

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

The Money Store Trust 1998-C, Class AF-1 Adjustable Rate Notes
The Money Store Trust 1998-C, Class AF-2 Adjustable Rate Notes
The Money Store Trust 1998-C, Class AV Adjustable Rate Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 19

Pursuant to the requirements of the Securities Exchange Act of 1934 Wachovia Bank, National Association, as Representative on behalf of The Money Store Trust 1998-C has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 2, 2005	By: /s/ John Gordon Name: John Gordon Title: Vice President